SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission dated March 27, 2026.

City of Buenos Aires, March 27, 2026

To the

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Ciudad Autónoma de Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Ciudad Autónoma de Buenos Aires

A3 MERCADOS S.A.

Maipú 1210

Ciudad Autónoma de Buenos Aires

Ref.: Relevant Fact – Judicial Proceeding in New York

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

In connection with the proceedings brought by Petersen Energía Inversora S.A.U., Petersen Energía S.A.U., Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Plaintiffs”) against the Argentine Republic (the “Republic”) and YPF S.A. (“YPF” or the “Company”), on March 27, 2026, the United States Court of Appeals for the Second Circuit (the “Second Circuit”) affirmed the September 15, 2023 judgment rendered by the United States District Court for the Southern District (the “District Court”) in favor of YPF and the dismissal of all of Plaintiffs’ claims against YPF.  In addition, the Second Circuit reversed the judgment against the Republic on the basis that Plaintiffs’ contract claim is not cognizable under Argentine law and vacated the District Court’s turnover order in respect of YPF shares held by the Republic.

Plaintiffs may seek to challenge this decision in accordance with applicable procedural rules.  If they do so, YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 27, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer